November 29, 2011

VIA ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Mark P. Shuman, Esq., Legal Branch Chief
Matthew Crispino, Esq.

RE: eGain Communications Corporation
Registration Statement on Form S-3 File No. 333-177495 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, eGain Communications Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3, as amended (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Time, on December 1, 2011, or as soon thereafter as may be practicable.

The Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

eGain Communications Corporation

By:	/s/ Ashutosh Roy
Ashutosh Roy Chief Executive Officer

cc:	Mr. Eric Smit
Lara Bliesner, Esq. Gabriella Lombardi, Esq. Stanley F. Pierson, Esq. Christina F. Pearson, Esq.